NOTE: THIS DOCUMENT HAS BEEN TRANSLATED FROM THE JAPANESE ORIGINAL FOR REFERENCE PURPOSES ONLY. IN THE EVENT OF ANY DISCREPANCY BETWEEN THIS TRANSLATED DOCUMENT AND THE JAPANESE ORIGINAL, THE ORIGINAL SHALL PREVAIL.

Filed by Daishi Hokuetsu Financial Group, Inc.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: The Gunma Bank, Ltd. (File Number: 132-02874)

November 13, 2026

To whom it may concern:

Company:	Daishi Hokuetsu Financial Group, Inc.
Representative:	Michiro Ueguri, President and Representative Director
(Code number: 7327, TSE Prime)
Contact:	Yasuhito Mishima, General Manager of Corporate Planning Division
TEL:	+81-25-224-7111 (main switchboard number)

Notice Concerning Determination of the Holding and Proposals of the Extraordinary General Shareholders Meeting and Partial Amendments to Articles of Incorporation

As announced in Notice Regarding Establishment of Record Date for Convening Extraordinary General Shareholders Meeting on August 28, 2026, Daishi Hokuetsu Financial Group (the “Company”) has announced that it would hold an extraordinary general shareholders meeting (the “Extraordinary General Shareholders Meeting”) with September 30, 2026 as a record date for its convocation. The Company hereby announces that, at the meeting of its Board of Directors held today, it resolved the date, time, place, and proposals to be resolved at the Extraordinary General Shareholders Meeting, and the partial amendments to the Articles of Incorporation, as described below.

Description

1.	Date, Time, Location, and Agenda of the Extraordinary General Shareholders Meeting

(1) Date, Time, and Place
Date and Time	Wednesday, December 23, 2026, at 10:00 a.m.
Place	Daishi Hokuetsu Hall, 2nd Floor, Daishi Hokuetsu Bank, Ltd.’s head office located at 1071-1, Higashiborimae-dori, 7-bancho, Chuo-ku, Niigata

(2) Proposals to be resolved at the Extraordinary General Shareholders Meeting
Proposal No. 1	Approval of the Share Exchange Agreement
Proposal No. 2	Partial Amendments to the Articles of Incorporation
Proposal No. 3	Election of Six (6) Directors Not Serving as Audit & Supervisory Committee Members
Proposal No. 4	Election of Four (4) Directors Serving as Audit & Supervisory Committee Members

(Note) Please refer to the Announcement of Definitive Agreement on Business Integration through Share Exchange between The Gunma Bank, Ltd. And Daishi Hokuetsu Financial Group, Inc., announced on March 26, 2026, for the details of the share exchange.

2.	Partial Amendments to the Articles of Incorporation

(1)	Reason for the change

If Proposal No. 1 (Approval of the Share Exchange Agreement), concerning the approval of the share exchange with the Gunma Bank, Ltd. (“Gunma Bank”) (“Share Exchange”), is approved and adopted at the Extraordinary General Shareholders Meeting and the Share Exchange is also approved and adopted at Gunma Bank’s extraordinary general shareholders meeting, the Company will become the sole shareholder of Gunma Bank, and a new financial group “Gunma Niigata Financial Group” will be established on the effective date of the Share Exchange. Accordingly, upon the establishment of Gunma Niigata Financial Group, the Company will change its trade name and location of its head office, as well as parts of the Article of Incorporation required to be changed (“Partial Amendments to the Articles of Incorporation”).

The Partial Amendments to the Articles of Incorporation will become effective on April 1, 2027, the effective date of the Share Exchange, subject to the conditions that (a) Proposal No. 1 (Approval of the Share Exchange Agreement) is approved and adopted as proposed at the Extraordinary General Shareholders Meeting and (b) the Share Exchange takes effect.

(2)	Details of amendments

The details of the amendments to the current Articles of Incorporation are as follows.

(Changes are indicated in underlined text.)

Current Articles of Incorporation	Proposed Amendments

(Trade Name)

Article 1  The name of the Company shall be “Daishi Hokuetsu Financial Group, Inc.,” and in English it shall be Daishi Hokuetsu Financial Group, Inc.

Article 2 (Omitted)

(Location of Head Office)

(Trade Name)

Article 1  The name of the Company shall be “Gunma Niigata Financial Group, Inc.,” and in English it shall be Gunma Niigata Financial Group, Inc.

Article 2 (Unchanged)

(Location of Head Office)

Article 3  The head office of the Company shall be located in Niigata-shi, Niigata.

Article 4  (Omitted)

(Method of Public Notices)

Article 5  The method of public notices of the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued in Niigata Nippo and Nihon Keizai Shimbun.

(Total Number of Shares Authorized to be Issued)

Article 6  The total number of shares authorized to be issued by the Company shall be 600 million (600,000,000) shares.

Articles 7 through 13 (Omitted)

(Convocator and Chairperson of the General Meeting of Shareholders)

Article 14 The President and Director shall convene the General Meeting of Shareholders and act as the chairperson thereof, unless otherwise provided by laws and regulations.

2.  In the event that the President and Director is unable to act, another Director, determined in accordance with an order of succession previously determined by resolution of the Board of Directors, shall act in place of the President and Director.

Articles 15 through 39 (Omitted)

Article 3  The head office of the Company shall be located in Chiyoda-ku, Tokyo.

Article 4  (Unchanged)

(Method of Public Notices)

Article 5  The method of public notices of the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued in Jomo Shimbun, Niigata Nippo, and Nihon Keizai Shimbun.

(Total Number of Shares Authorized to be Issued)

Article 6  The total number of shares authorized to be issued by the Company shall be 1,200 million (1,200,000,000) shares.

Articles 7 through 13 (Unchanged)

(Convocator and Chairperson of the General Meeting of Shareholders)

Article 14 The President and Director shall convene the General Meeting of Shareholders, and the Chairman and Director shall act as the chairperson thereof, unless otherwise provided by laws and regulations.

2.  In the event that the Chairman and Director or President and Director is absent or unable to act, another Director, determined in accordance with an order of succession previously determined by resolution of the Board of Directors, shall convene or act in place of the president and Director and Chairman and Director, respectively.

Articles 15 through 39 (Unchanged)

The location of the Company’s new head office is as follows.

Tekko Building, 1-8-2, Marunouchi, Chiyoda-ku, Tokyo

(Note) The locations of the head offices of Gunma Bank (Maebashi, Gunma Prefecture) and Daishi Hokuetsu Bank (Niigata, Niigata Prefecture) will not change.

(3)	Schedule of the amendments

Date of holding the Extraordinary General Shareholders Meeting for the Partial Amendments to the Articles of Incorporation

Wednesday, December 23, 2026 (scheduled)

Effective date of the Partial Amendments to the Articles of Incorporation

Thursday, April 1, 2027 (scheduled)

-End-

[U.S. Securities Act]

Daishi Hokuetsu Financial Group intends to file a Form F-4 registration statement with the SEC if the Business Integration is conducted. If a Form F-4 is filed, the Form F-4 will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus filed as part of the Form F-4 will be mailed to the U.S. shareholders of Gunma Bank prior to the date of the shareholders meeting at which a vote on the approval of the Business Integration is expected to take place. If a Form F-4 is filed, the Form F-4 and prospectus to be filed will contain important information, including information about the Two Companies, the Business Integration, and other related information. U.S. shareholders to whom the prospectus will be distributed are urged to carefully read the Form F-4, the prospectus, and other documents expected to be filed with the SEC in connection with the Business Integration before exercising their voting rights at the shareholders meeting with respect to the Business Integration. All documents filed with the SEC in connection with the Business Integration will be made publicly available on the SEC’s website (www.sec.gov) free of charge after filing. In addition, such materials will be provided free of charge upon request. Requests for delivery can be made at the contact information below.

Company name:	Daishi Hokuetsu Financial Group, Inc.
Address:	1071-1 Higashiborimae-dori 7-bancho, Chuo-ku, Niigata-shi, Niigata
Telephone:	+81-25-224-7111

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements regarding the Business Integration between Gunma Bank and Daishi Hokuetsu Financial Group described above and the results thereof. These forward-looking statements are presented in the form of expressions such as “expect,” “aim,” “will,” “risk,” “possibility,” or similar expressions, or as explanations relating to strategies, objectives, plans, intentions, and the like. Due to the influence of a variety of factors, the actual results of the Two Companies may differ materially from the forward-looking statements set forth in this document.

The Two Companies are under no obligation to update and publicly announce the forward-looking statements after the date of this document. Investors are encouraged to refer to the disclosures made by the Two Companies (or the integrated group after the integration) in future announcements in Japan and filings with the SEC.

Examples of the above-mentioned risks, uncertainties and other factors include, but are not limited to, the following.

-	Failure to obtain shareholder approval required for the Business Integration

-	Failure to obtain the authorizations or approvals required for the Business Integration or failure to satisfy other conditions to completion of the Business Integration

-	Impact of changes in legal and regulatory requirements, accounting standards, or the business environment applicable to the Two Companies

-	Challenges in executing the business strategies of the Two Companies

-	Impact of changes in general economic or industry conditions, including instability in financial markets

-	Other risks relating to the execution of the Business Integration